[Letterhead of Sutherland Asbill & Brennan LLP]

June 28, 2016

VIA EDGAR

Dominic Minore, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TICC Capital Corp.

Preliminary Proxy Materials on Schedule 14A filed June 28, 2016

File No. 814-00638

Dear Mr. Minore:

On June 28, 2016, TICC Capital Corp. (the “Company”) filed on EDGAR the Company’s preliminary proxy materials on Schedule 14A (the “Proxy Materials”), which relate to the Company’s 2016 annual meeting of shareholders.

If you have any questions or comments concerning the Proxy Materials, please contact the undersigned at (202) 383-0176, Harry Pangas at (202) 383-0805, or Vlad Bulkin at (202) 383-0815.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:         Jonathan H. Cohen / TICC Capital Corp.

              Harry Pangas / Sutherland Asbill & Brennan LLP

              Vlad Bulkin / Sutherland Asbill & Brennan LLP